June 28, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                   H. Roger Schwall

Assistant Director, Natural Resources

Re: Lonestar Resources US Inc.

Registration Statement on Form 10-12(b), as amended

File No. 001-37670

Dear Mr. Schwall,

Pursuant to Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, Lonestar Resources US Inc. (the “Company”) hereby requests that the effectiveness of the above-mentioned Registration Statement be accelerated such that it be declared effective as of 9:00 a.m. Eastern Time on July 5, 2016, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please verbally confirm that event with our counsel, Baker & McKenzie LLP, by calling William D. Davis II at (713) 427-5078.

In connection with the request, the Company acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LONESTAR RESOURCES US INC.

By:	/s/ Frank D. Bracken III
Name: Frank D. Bracken III
Title: Chief Executive Officer